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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 AMENDMENT NO. 4
                                       TO
                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934

                               WHAT A WORLD!, INC.
                                (Name of Issuer)


                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)


                                   962433 10 8
                                 (CUSIP Number)


                            James Martin Kaplan, Esq.
                        Zimet, Haines, Friedman & Kaplan
                                 460 Park Avenue
                            New York, New York 10022
                                 (212) 486-1700

                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)


                                 August 18, 1997
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box.

                                     [ ]


Page 1 of 14 Pages.
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               CUSIP NO. 962433 10 8

        1.     NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                                                David B. Cornstein
                                                    ###-##-####

        2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                             (See Instructions)

                                                                       (a) [ ]

                                                                       (b) [ ]
        3.     SEC USE ONLY

        4.     SOURCE OF FUNDS (See Instructions)
                                                     PF

        5.     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)
                                                                           [ ]
        6.     CITIZENSHIP OR PLACE OF ORGANIZATION
                                             United States of America

         Number of Shares       7.        SOLE VOTING POWER
         Beneficially Owned                        745,352
         by Each Reporting
         Person With
                                8.        SHARED VOTING POWER
                                                         0

                                9.        SOLE DISPOSITIVE POWER
                                                   745,352

                               10.        SHARED DISPOSITIVE POWER
                                                         0

       11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON
                                                   745,352

       12. CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)

                                                                             [ ]
       13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                      31.7%

       14.     TYPE OF REPORTING PERSON
                                                        IND


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                                  SCHEDULE 13D

Item 1  - Security and Issuer.

         This Amendment No. 4 to Schedule 13D dated December 5, 1994, as amended, relates to the Common Stock, par value $.01 per share ("Common Stock"), of What A World!, Inc., a Delaware corporation (the "Company"). This Amendment reflects certain information required to be disclosed herein pursuant to Rule 13d-2 promulgated by the SEC under the Securities Exchange Act of 1934, as amended, with respect to the acquisition by David B. Cornstein of beneficial ownership of shares of Common Stock in the Company.

         The address of the Company's principal executive office is Suite 100, McCormick Center II-B, 10901 Roosevelt Boulevard, St.
Petersburg, Florida 33716.

Item 2 - Identity and Background.

         This Amendment No. 4 to Schedule 13D is being filed by David B. Cornstein, the Chairman of the Board and a Director of the Company. The business address of Mr. Cornstein is c/o Finlay Enterprises, Inc., 521 Fifth Avenue, New York, New York 10175.

         Mr. Cornstein's principal occupation is Chairman of the Board of Finlay Enterprises, Inc., which is located at 521 Fifth Avenue, New York, New York 10175.

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         During the last five years, Mr. Cornstein has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         During the last five years, Mr. Cornstein has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

         In July 1993, Mr. Cornstein purchased 600,000 shares of Common Stock of the Company (after giving effect to a 20,000-for-one stock split effected in July 1994) for a purchase price of $60,000. On September 8, 1994 Mr. Cornstein contributed 204,937 shares of Common Stock back to the Company. Mr. Cornstein also agreed to make certain loans to the Company (the "Original Stockholder Loans"), on a revolving and unsecured basis, from time to time until January 31, 1996, of up to $195,000. In connection with the Company's initial public offering of securities (the "Offering"), all of the outstanding principal amount owed to Mr. Cornstein under the Original Stockholder Loans was converted as of November 17, 1994, into 39,000 shares of Common Stock at a price of $5.00 per


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share.

         On November 28, 1994, Mr. Cornstein purchased 35,000 shares of Common Stock at a price of $5.00 per share in the Offering.

         Effective as of the effective date of the Offering and pursuant to the Company's 1994 Nonemployee Directors' Stock Option Plan (the "Directors' Plan"), Mr. Cornstein was granted options ("Directors' Options") to purchase 2,500 shares of Common Stock at a price of $5.00 per share. On June 28, 1996, pursuant to the Directors' Plan, Mr. Cornstein was granted Directors' Options to purchase 2,500 shares of Common Stock at a price of $1.6875 per share.

         On December 2, 1994, Mr. Cornstein purchased warrants ("Public Warrants") to purchase 10,000 shares of Common Stock in the open market at a price of $.6875 per Public Warrant. The Public Warrants are exercisable between May 17, 1995 and May 17, 1998 at an exercise price of $5.00 per share.

         On December 22, 1994, Mr. Cornstein purchased 10,000 shares of Common Stock in the open market at a price of $3.50 per share.

         On January 10, 1995, Mr. Cornstein purchased 10,000 Public Warrants in the open market at a price of $.6875 per Public Warrant.

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         From January 13, 1995 through January 19, 1995, Mr. Cornstein purchased
50,000 Public Warrants in the open market at a price of $1.125 per Public
Warrant.

         On January 31, 1995, Mr. Cornstein purchased 5,000 shares of Common Stock in the open market at a price of $3.50 per share.

         On October 27, 1995, Mr. Cornstein purchased 3,000 shares of Common Stock in the open market at a price of $3.25 per share.

         On June 28, 1996, Mr. Cornstein purchased 1,000 shares of Common Stock in the open market at a price of $1.00 per share.

         On July 29, 1996, Mr. Cornstein purchased 2,000 shares of Common Stock in the open market at a price of $0.875 per share.

         From July 30, 1996 through August 19, 1996, Mr. Cornstein purchased 3,000 shares of Common Stock in the open market at a price of $1.00 per share.

         On August 21, 1996, Mr. Cornstein purchased 500 shares of Common Stock in the open market at a price of $1.0625 per share.

         On August 28, 1996, in connection with a seasonal secured loan commitment in the aggregate amount of $270,000 (the "Seasonal
Secured Loan") made by Mr. Cornstein to the Company, Mr. Cornstein

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was granted, pursuant to a Warrant and Registration Agreement, dated as of
August 28, 1996, between the Company and Mr. Cornstein (the "Warrant and Registration Agreement"), warrants (the "Secured Loan Warrants") to purchase 90,000 shares of Common Stock. The Secured Loan Warrants are exercisable until August 31, 2001 at a price of $1.00 per share.

         From August 29, 1996 through September 6, 1996, Mr. Cornstein purchased 700 shares of Common Stock in the open market at a price of $1.125 per share.

         On September 16, 1996, Mr. Cornstein purchased 9,500 shares of Common Stock in the open market at a price of $1.00 per share.

         On September 24, 1996, Mr. Cornstein purchased 6,589 shares of Common Stock in the open market at a price of $1.05 per share.

         On October 22, 1996, Mr. Cornstein purchased 5,000 shares of Common Stock in the open market at a price of $1.00 per share.

         On July 17, 1997, Mr. Cornstein sold to an unaffiliated third party in a private transaction 515,352 shares of Common Stock for an aggregate purchase price of $10,307.04, or $.02 per share.

         On August 18, 1997, Mr. Cornstein acquired from such unaffiliated third party, in a private transaction (the

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"Transaction"), (i) the 515,352 shares of Common Stock at an aggregate purchase price of $29,890.42, or $.058 per share, and (ii) 65,000 Public Warrants at an aggregate purchase price of $650.00, or $.01 per Public Warrant.

         All of Mr. Cornstein's purchases of Common Stock and Public Warrants, as well as the funds representing the Seasonal Secured Loan, were from Mr. Cornstein's personal funds.

Item 4.  Purpose of Transaction.

         Mr. Cornstein has acquired the securities of the Company currently held by him solely for investment purposes. Depending upon various factors, including, but not limited to, the Company's business, prospects and financial condition and other developments concerning the Company, available opportunities for Mr. Cornstein to acquire or dispose of securities of the Company, and other business opportunities available to Mr. Cornstein, and other relevant factors, Mr. Cornstein may in the future take such actions with respect to such holdings in the Company's securities as he deems appropriate in light of the circumstances and conditions existing from time to time. Such actions may include the purchase of additional securities of the Company in the open market, the purchase of additional securities of the Company in privately negotiated transactions (including privately negotiated purchases from the Company or other stockholders of the Company) or otherwise, the disposition, from time to time or at any time, of all or a portion of the securities of the Company now owned or hereafter acquired, either directly or indirectly, by Mr.

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Cornstein, either in a sale of securities in the open market or the sale of securities in privately negotiated transactions to one or more purchasers.

         Except as described above, Mr. Smith has not formulated any current plans or proposals which relate to or would result in any of the following:

         (a) The acquisition by any person of additional securities of the Company, or the disposition of securities of the Company;

         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

         (c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

         (d) Any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board;

         (e) Any material change in the present capitalization or dividend policy of the Company;


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         (f) Any other material change in the Company's business or corporate structure;

         (g) Changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

         (h) Causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

         (i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

         (j)  Any action similar to any of those enumerated above.

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Item 5.  Interest in Securities of the Issuer.

         (a) and (b) Mr. Cornstein beneficially owns 745,352 shares of Common Stock, consisting of 515,352 shares of Common Stock held directly by him, 135,000 shares of Common Stock issuable upon exercise of Public Warrants, 90,000 shares of Common Stock issuable upon exercise of the Secured Loan Warrants and 5,000 shares of Common Stock issuable upon exercise of the Directors' Options. The 745,352 shares of Common Stock beneficially owned by Mr. Cornstein represent approximately 31.7% of the outstanding shares of Common Stock as of the date hereof.

         Mr. Cornstein has sole power to vote or direct the vote of the 745,352 shares of Common Stock beneficially owned by him, shared power to vote or direct the vote of no shares of Common Stock, sole power to dispose or direct the disposition of such 745,352 shares of Common Stock beneficially owned by him and shared power to dispose or direct the disposition of no shares of Common Stock.

         (c) Except for the July 17, 1997 and August 18, 1997 transactions described in Item 3 above, no transaction in any securities of the Company, including the Common Stock, were effected by Mr. Cornstein during the period beginning sixty days prior to the date of the event which requires the filing of this statement.

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         (d)  None.

         (e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Cornstein and any person with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, except that:

         (i) In connection with the Offering, Mr. Cornstein agreed with Whale Securities Co., L.P. ("Whale"), the underwriter for the Offering, to vote for Whale's designee as a director of the Company until November 17, 1999.

         (ii) Mr. Cornstein has certain "piggyback" registration rights pursuant to a stockholders agreement, dated as of July 21, 1993, the only material operative provisions of which remaining after the Offering involve such or similar registration rights.


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         (iii) Mr. Cornstein has certain "piggyback" registration rights pursuant to the Warrant and Registration Agreement.

Item 7.  Material to be Filed as Exhibits.

         1. Form of Warrant and Registration Agreement, dated as of August 28, 1996, be and between the Company and Mr. Cornstein (previously filed).




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           After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:   August 28, 1997





                                                  By:  /s/David B. Cornstein
                                                        David B. Cornstein



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